COMMENTS RECEIVED ON NOVEMBER 24, 2008

FROM CHRISTIAN SANDOE

FIDELITY COMMONWEALTH TRUST II (File Nos. 333-139428 and 811-21990)

Fidelity Strategic Advisers Value Fund

POST-EFFECTIVE AMENDMENT NO. 4

1. "Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing primarily in securities of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000 Value Index)."

C: The Staff would like us to identify the average market capitalization range for the Russell 1000 Value Index as of a recent date.

R: As the capitalization range of the index varies over time, we believe it is more appropriate to identify a well-publicized index by name rather than giving a snap shot of the capitalization range of an index as of a single date. Therefore, we have not modified the disclosure.

2. "Investment Summary" (prospectus)

"Principal Investment Risks"

"Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. Lower-quality debt securities (those of less than investment-grade quality) involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments."

C: The Staff believes that a corresponding strategy for lower-quality debt securities as discussed in the above disclosure, found under "Principal Investment Risks" should also be addressed in "Principal Investment Strategies."

R: The fund does not have a principal investment strategy of investing in lower-quality debt securities. Therefore, we have not modified the disclosure.

3. "Fee Table" (prospectus)

C: The Staff would like us to confirm that the amount of "Acquired Fees" paid by the fund is less than one basis point.

R: Acquired fund fees and expenses are not estimated to exceed one basis point of the fund's average net assets. Therefore, we have not included a separate line item in the fee table.

Fidelity Commonwealth Trust II (File Nos. 333-139428 and 811-21990), Post-Effective Amendment No. 4

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4. "Buying and Selling Shares" (prospectus)

"Shares will be sold at the next NAV calculated after an order is received in proper form. Normally, redemptions will be processed by the next business day, but it may take up to seven days to pay the redemption proceeds if making immediate payment would adversely affect a fund."

C: The Staff would like us to clarify the disclosure to reflect that "processed" means the payment is processed.

R: We believe that our disclosure is clear as written and does not require any further clarification. Therefore, we have not modified the disclosure.

5. "Fund Management" (prospectus)

"John A. Stone is co-manager of the fund. Mr. Stone joined Strategic Advisers as Portfolio Manager in July 2008. Prior to joining Strategic Advisers, Mr. Stone was a Portfolio Manager and a Principal at Mercer Global Investments where he was responsible for managing four U.S. Equity subadvised mutual funds, and was a member of the Americas Investment Committee. Prior to joining Mercer in 2006, Mr. Stone was with Fidelity Investments (Fidelity) for 12 years, most recently as Vice President, Senior Investment Analyst. In that role he was responsible for top-down asset allocation studies for Fidelity's institutional clients.

Kristina F. Stookey is co-manager of the fund. Ms. Stookey, has been a mutual fund analyst with Strategic Advisers since February 2004 and is currently responsible for large cap value fund research. Prior to joining Strategic Advisers, she was with Fidelity Investments' Equity Research group as an equity analyst covering retail, Internet, and video game companies. Prior to joining Fidelity in 2000, Ms. Stookey was a research associate at Donaldson, Lufkin, & Jenrette covering pharmaceuticals and biotech."

C: The Staff requests that we disclose the portfolio managers' length of service in managing the fund "since its inception."

R: The disclosure will be modified as follows (underlined added):

"John A. Stone is co-manager of the fund, which he has managed since its inception. Mr. Stone joined Strategic Advisers as Portfolio Manager in July 2008. Prior to joining Strategic Advisers, Mr. Stone was a Portfolio Manager and a Principal at Mercer Global Investments where he was responsible for managing four U.S. Equity subadvised mutual funds, and was a member of the Americas Investment Committee. Prior to joining Mercer in 2006, Mr. Stone was with Fidelity Investments (Fidelity) for 12 years, most recently as Vice President, Senior Investment Analyst. In that role he was responsible for top-down asset allocation studies for Fidelity's institutional clients."

"Kristina F. Stookey is co-manager of the fund, which she has managed since its inception. Ms. Stookey, has been a mutual fund analyst with Strategic Advisers since February 2004 and is currently responsible for large cap value fund research. Prior to joining Strategic Advisers, she was with Fidelity Investments' Equity Research group as an equity analyst covering retail, Internet, and video game companies. Prior to joining Fidelity in 2000, Ms. Stookey was a research associate at Donaldson, Lufkin, & Jenrette covering pharmaceuticals and biotech."

6. "Fund Management" (prospectus)

"As of the date of this prospectus, Pyramis has not been allocated a portion of the fund's assets."

C: The Staff notes that the SAI refers to Pyramis as a sub-adviser, and asks if the Prospectus will be amended or supplemented if a portion of the fund's assets are allocated to Pyramis.

Fidelity Commonwealth Trust II (File Nos. 333-139428 and 811-21990), Post-Effective Amendment No. 4

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R: Yes, the Prospectus will be amended or supplemented if a portion of the fund's assets are allocated to Pyramis.

7. "Investment Policies and Limitations" (SAI)

"The following are the fund's fundamental investment limitations set forth in their entirety."

C: The Staff believes the fund's fundamental investment objective should be included in the "Investment Policies and Limitations" section of the SAI because we are stating that these limitations are set forth in their entirety.

R: The investment objective is identified as fundamental in the Prospectus. The investment objective is a goal not a limitation and the fund's fundamental investment limitations are set forth in their entirety in the SAI. Therefore, we have not modified the disclosure.

8. Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The funds is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.